Exhibit 99.1

          3rd Quarter 2015 • Earnings News Release • Three and Nine months ended July 31, 2015

TD Bank Group Reports Third Quarter 2015 Results

This quarterly earnings news release should be read in conjunction with the Bank's unaudited Third Quarter 2015 Report to Shareholders for the three and nine months ended July 31, 2015, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated August 26, 2015. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

The Bank implemented new and amended standards under IFRS, which required retrospective application, effective the first quarter of fiscal 2015 (2015 IFRS Standards and Amendments). As a result, certain comparative amounts have been restated where applicable. For more information refer to Note 2 of the third quarter 2015 Interim Consolidated Financial Statements. The 2015 IFRS Standards and Amendments were not incorporated into the regulatory capital disclosures presented prior to the first quarter of 2015.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Third Quarter 2015 Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter a year ago:

•	Reported diluted earnings per share were $1.19, compared with $1.11.
•	Adjusted diluted earnings per share were $1.20 compared with $1.15.
•	Reported net income was $2,266 million, compared with $2,107 million.
•	Adjusted net income was $2,285 million, compared with $2,167 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2015, compared with the corresponding period a year ago:

•	Reported diluted earnings per share were $3.25, compared with $3.22.
•	Adjusted diluted earnings per share were $3.47, compared with $3.29.
•	Reported net income was $6,185 million, compared with $6,137 million.
•	Adjusted net income was $6,577 million, compared with $6,265 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The third quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $62 million after tax (3 cents per share), compared with $60 million after tax (3 cents per share) in the third quarter a year ago.
•	Recovery of litigation losses of $24 million after tax (1 cent per share) related to certain litigation matters recognized as an item of note in prior quarters.
•	A gain of $19 million after tax (1 cent per share) due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a gain of $24 million after tax (1 cent per share) in the third quarter a year ago.

TORONTO, August 27, 2015 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the third quarter ended July 31, 2015. The Bank recorded adjusted earnings of $2.3 billion, an increase of 5% compared with the same quarter last year, reflecting strong contributions from the Canadian Retail and Wholesale Banking segments.

“TD's third quarter performance demonstrates the strength of our diversified business model,” said Bharat Masrani, Group President and Chief Executive Officer. “Our results were fueled by good organic growth, continued strong credit performance, favourable currency translation, and positive operating leverage.”

TD BANK GROUP • THIRD QUARTER 2015 • EARNINGS NEWS RELEASE	Page 1

Canadian Retail
Canadian Retail delivered net income of $1.6 billion, an increase of 11% over the third quarter last year on a reported basis, and 8% over the third quarter last year on an adjusted basis. Earnings were primarily driven by good loan, deposit, and wealth asset volume growth and very strong insurance earnings.

“Our Canadian Retail businesses performed very well,” said Tim Hockey, Group Head, Canadian Banking and Wealth Management. “We are delighted that TD Canada Trust was recognized for the tenth consecutive year by J.D. Power for attaining ‘Highest in Customer Satisfaction Among the Big Five Retail Banks.’ Looking ahead, we will continue to focus on providing legendary customer experiences through all of our channels.”

U.S. Retail
U.S. Retail reported net income for the third quarter was US$543 million and adjusted net income was US$524 million. Excluding the Bank's investment in TD Ameritrade, the segment generated adjusted net income of US$450 million, in line with the third quarter last year. The results reflect strong loan and deposit growth, and disciplined expense management, partially offset by lower margins and normalizing credit losses.

TD Ameritrade contributed US$74 million in earnings, an increase of 7% compared with the third quarter last year.

“Our U.S. Retail business had a strong quarter, with very good volume growth and excellent expense management,” said Mike Pedersen, Group Head, U.S. Banking. “Our ongoing focus on customer experience, deepening relationships, and productivity positions us well going forward.”

Wholesale Banking
Wholesale Banking net income for the quarter was $239 million, an increase of 11% compared with the third quarter last year, driven by higher trading, mergers and acquisitions fees, and corporate lending revenue.

“Our results reflected strong trading, good debt capital market originations activity, and a growing U.S. loan portfolio,” said Bob Dorrance, Group Head, Wholesale Banking. “We remain focused on growing and strengthening client relationships and managing our risk.”

Capital
TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 10.1%, compared with 9.9% last quarter.

Conclusion
“Our results this quarter reflect the growth engines, earnings power and resilience of our businesses against a challenging operating and economic backdrop,” said Masrani. “We remain relentlessly focused on delivering and pursuing growth opportunities, increasing our productivity, and adapting our organization for the future.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • THIRD QUARTER 2015 • EARNINGS NEWS RELEASE	Page 2

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis (“MD&A”) in the Bank's 2014 Annual Report under the heading “Economic Summary and Outlook”, for each business segment under headings “Business Outlook and Focus for 2015”, and in other statements regarding the Bank’s objectives and priorities for 2015 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including to successfully complete acquisitions and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to current laws and regulations; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; changes to accounting standards, policies and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2014 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2014 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2015”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2015 • EARNINGS NEWS RELEASE	Page 3

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Results of operations
Total revenue	$8,006	$7,759	$7,509	$23,379	$22,509
Provision for credit losses (PCL)	437	375	338	1,174	1,186
Insurance claims and related expenses	600	564	771	1,863	2,113
Non-interest expenses	4,292	4,705	4,040	13,162	12,165
Net income – reported	2,266	1,859	2,107	6,185	6,137
Net income – adjusted[1]	2,285	2,169	2,167	6,577	6,265
Return on common equity – reported	14.9%	12.8%	16.3%	14.2%	16.3%
Return on common equity – adjusted[2]	15.0	15.0	16.8	15.1	16.6
Financial position
Total assets	$1,099,202	$1,030,954	$939,680	$1,099,202	$939,680
Total equity	65,965	61,597	54,755	65,965	54,755
Total Common Equity Tier 1 (CET1) Capital
risk-weighted assets (RWA)[3,4]	369,495	343,596	316,716	369,495	316,716
Financial ratios
Efficiency ratio – reported	53.6%	60.6%	53.8%	56.3%	54.0%
Efficiency ratio – adjusted[1]	53.4	54.8	52.3	54.0	52.5
Common Equity Tier 1 Capital ratio[3]	10.1	9.9	9.3	10.1	9.3
Tier 1 Capital ratio[3]	11.5	11.5	11.0	11.5	11.0
Provision for credit losses as a % of net average
loans and acceptances[5]	0.33	0.32	0.28	0.31	0.34
Common share information – reported (dollars)
Per share earnings
Basic	$1.20	$0.98	$1.12	$3.26	$3.23
Diluted	1.19	0.97	1.11	3.25	3.22
Dividends per share	0.51	0.51	0.47	1.49	1.37
Book value per share	33.25	30.90	27.48	33.25	27.48
Closing share price	52.77	55.70	57.02	52.77	57.02
Shares outstanding (millions)
Average basic	1,851.1	1,848.3	1,840.2	1,847.9	1,838.1
Average diluted	1,855.7	1,853.4	1,846.5	1,853.0	1,844.3
End of period	1,853.6	1,851.6	1,841.6	1,853.6	1,841.6
Market capitalization (billions of Canadian dollars)	$97.8	$103.1	$105.0	$97.8	$105.0
Dividend yield	3.7%	3.6%	3.3%	3.6%	3.4%
Dividend payout ratio	42.7	52.2	42.0	45.7	42.3
Price-earnings ratio	12.7	13.7	14.0	12.7	14.0
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.21	$1.15	$1.15	$3.47	$3.30
Diluted	1.20	1.14	1.15	3.47	3.29
Dividend payout ratio	42.3%	44.5%	40.9%	42.9%	41.5%
Price-earnings ratio	11.9	12.7	13.4	11.9	13.4
1	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the “Return on Common Equity” section of this document for an explanation.
3	Prior to the first quarter of 2015, amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.
4	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For the third and fourth quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 57%, 65%, and 77%, respectively. For fiscal 2015, the scalars are 64%, 71%, and 77%, respectively.
5	Excludes acquired credit-impaired (ACI) loans and debt securities classified as loans. For additional information on ACI loans, see the “Credit Portfolio Quality” section of the MD&A and Note 5 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see the “Exposure to Non-Agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of the MD&A and Note 5 to the Interim Consolidated Financial Statements.
TD BANK GROUP • THIRD QUARTER 2015 • EARNINGS NEWS RELEASE	Page 4

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed on Table 3. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Net interest income	$4,697	$4,580	$4,435	$13,837	$13,127
Non-interest income	3,309	3,179	3,074	9,542	9,382
Total revenue	8,006	7,759	7,509	23,379	22,509
Provision for credit losses	437	375	338	1,174	1,186
Insurance claims and related expenses	600	564	771	1,863	2,113
Non-interest expenses	4,292	4,705	4,040	13,162	12,165
Income before income taxes and equity in net income of an
investment in associate	2,677	2,115	2,360	7,180	7,045
Provision for income taxes	502	344	330	1,264	1,142
Equity in net income of an investment in associate, net of income taxes	91	88	77	269	234
Net income – reported	2,266	1,859	2,107	6,185	6,137
Preferred dividends	25	24	25	73	111
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,241	$1,835	$2,082	$6,112	$6,026
Attributable to:
Non-controlling interests	$28	$28	$27	$83	$80
Common shareholders	2,213	1,807	2,055	6,029	5,946
TD BANK GROUP • THIRD QUARTER 2015 • EARNINGS NEWS RELEASE	Page 5

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Operating results – adjusted
Net interest income	$4,697	$4,580	$4,435	$13,837	$13,127
Non-interest income[1]	3,288	3,162	3,047	9,504	9,102
Total revenue	7,985	7,742	7,482	23,341	22,229
Provision for credit losses[2]	437	375	363	1,174	1,211
Insurance claims and related expenses	600	564	771	1,863	2,113
Non-interest expenses[3]	4,261	4,243	3,912	12,596	11,675
Income before income taxes and equity in net income of an investment
in associate	2,687	2,560	2,436	7,708	7,230
Provision for income taxes[4]	508	495	359	1,445	1,239
Equity in net income of an investment in associate, net of income taxes[5]	106	104	90	314	274
Net income – adjusted	2,285	2,169	2,167	6,577	6,265
Preferred dividends	25	24	25	73	111
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	2,260	2,145	2,142	6,504	6,154
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	28	28	27	83	80
Net income available to common shareholders – adjusted	2,232	2,117	2,115	6,421	6,074
Adjustments for items of note, net of income taxes
Amortization of intangibles[6]	(62)	(65)	(60)	(190)	(184)
Litigation and litigation-related charge/reserve[7]	24	(32)	–	(8)	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[8]	19	15	24	34	43
Restructuring charges[9]	–	(228)	–	(228)	–
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada[10]	–	–	(27)	–	(71)
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts[11]	–	–	(16)	–	(131)
Impact of Alberta flood on the loan portfolio[12]	–	–	19	–	19
Gain on sale of TD Waterhouse Institutional Services[13]	–	–	–	–	196
Total adjustments for items of note	(19)	(310)	(60)	(392)	(128)
Net income available to common shareholders – reported	$2,213	$1,807	$2,055	$6,029	$5,946
1	Adjusted non-interest income excludes the following items of note: third quarter 2015 – $21 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; second quarter 2015 – $17 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; third quarter 2014 – $27 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; first quarter 2014 – $22 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $231 million gain due to the sale of TD Waterhouse Institutional Services, as explained in footnote 13.
2	Adjusted provision for credit losses (PCL) excludes the following items of note: third quarter 2014 – $25 million release of the provision for the impact of the Alberta flood on the loan portfolio, as explained in footnote 12.
3	Adjusted non-interest expenses excludes the following items of note: third quarter 2015 – $70 million amortization of intangibles, as explained in footnote 6; $39 million recovery of litigation losses, as explained in footnote 7; second quarter 2015 – $73 million amortization of intangibles; $337 million due to the initiatives to reduce costs; $52 million of litigation charges; first quarter 2015 – $73 million amortization of intangibles; third quarter 2014 – $70 million amortization of intangibles; $36 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 10; $22 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts, as explained in footnote 11; second quarter 2014 – $75 million amortization of intangibles; $32 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; first quarter 2014 – $71 million amortization of intangibles; $28 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; $156 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts.
4	For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of the MD&A.
5	Adjusted equity in net income of an investment in associate excludes the following items of note: third quarter 2015 – $15 million amortization of intangibles, as explained in footnote 6; second quarter 2015 – $16 million amortization of intangibles; first quarter 2015 – $14 million amortization of intangibles; third quarter 2014 – $13 million amortization of intangibles; second quarter 2014 – $13 million amortization of intangibles; first quarter 2014 – $14 million amortization of intangibles.
6	Amortization of intangibles relate to intangibles acquired as a result of asset acquisitions and business combinations. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
7	As a result of an adverse judgment and evaluation of certain other developments and exposures in the U.S. in 2015, the Bank took prudent steps to reassess its litigation provision. Having considered these factors, including related or analogous cases, the Bank determined, in accordance with applicable accounting standards, that an increase of $52 million ($32 million after tax) to the Bank’s litigation provision was required in the second quarter of 2015. During the third quarter of 2015, distributions of $39 million ($24 million after tax) were received by the Bank as a result of previous settlements reached on certain matters in the U.S., whereby the Bank was assigned the right to these distributions, if and when made available. The amount in the third quarter of 2015 reflects this recovery of previous settlements.
8	During 2008, the Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the available-for-sale category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
9	The Bank recorded $337 million ($228 million after tax) of restructuring charges in the second quarter of 2015, to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures include process redesign and business restructuring, retail branch and real estate optimization, and organizational review. These restructuring charges have been recorded as an adjustment to net income within the Corporate segment.
10	As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel, employee severance costs, consulting, and training. The Bank’s integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Integration charges related to this acquisition were incurred by the Canadian Retail segment. The fourth quarter of 2014 was the last quarter Canadian Retail included any further MBNA-related integration charges as an item of note.
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11	On December 27, 2013, the Bank acquired approximately 50% of the existing Aeroplan credit card portfolio from the Canadian Imperial Bank of Commerce (CIBC) and on January 1, 2014, the Bank became the primary issuer of Aeroplan Visa credit cards. The Bank incurred program set-up, conversion, and other one-time costs related to the acquisition of the portfolio and related affinity agreement, consisting of information technology, external professional consulting, marketing, training, and program management, as well as a commercial subsidy payment of $127 million ($94 million after tax) payable to CIBC. These costs were included as an item of note in the Canadian Retail segment. The third quarter of 2014 was the last quarter Canadian Retail included any set-up, conversion, or other one-time costs related to the acquired Aeroplan credit card portfolio as an item of note.
12	In the third quarter of 2013, the Bank recorded a provision for credit losses of $65 million ($48 million after tax) for residential loan losses from Alberta flooding. In the fourth quarter of 2013, a provision of $40 million ($29 million after tax) was released. In the third quarter of 2014, the Bank released the remaining provision of $25 million ($19 million after tax). The release of the remaining provision reflects low levels of delinquency and impairments to date, as well as a low likelihood of future material losses within the portfolio.
13	On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms which were settled in the third and fourth quarters of 2014. On the transaction date, a gain of $196 million after tax was recorded in the Corporate segment in other income. The gain is not considered to be in the normal course of business for the Bank.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Basic earnings per share – reported	$1.20	$0.98	$1.12	$3.26	$3.23
Adjustments for items of note[2]	0.01	0.17	0.03	0.21	0.07
Basic earnings per share – adjusted	$1.21	$1.15	$1.15	$3.47	$3.30

Diluted earnings per share – reported	$1.19	$0.97	$1.11	$3.25	$3.22
Adjustments for items of note[2]	0.01	0.17	0.04	0.22	0.07
Diluted earnings per share – adjusted	$1.20	$1.14	$1.15	$3.47	$3.29
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Provision for income taxes – reported	$502	$344	$330	$1,264	$1,142
Adjustments for items of note: Recovery of (provision for)
income taxes[1,2]
Amortization of intangibles	23	24	23	71	72
Litigation and litigation-related charge/reserve	(15)	20	–	5	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(2)	(2)	(3)	(4)	(6)
Restructuring charges	–	109	–	109	–
Integration charges relating to the acquisition of the credit card portfolio
of MBNA Canada	–	–	9	–	25
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts	–	–	6	–	47
Impact of Alberta flood on the loan portfolio	–	–	(6)	–	(6)
Gain on sale of TD Waterhouse Institutional Services	–	–	–	–	(35)
Total adjustments for items of note	6	151	29	181	97
Provision for income taxes – adjusted	$508	$495	$359	$1,445	$1,239
Effective income tax rate – adjusted[3]	18.9%	19.3%	14.7%	18.7%	17.1%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

Return on Common Equity

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Beginning November 1, 2014, capital allocated to the business segments is based on 9% Common Equity Tier 1 (CET1) Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Average common equity	$58,891	$57,744	$49,897	$56,932	$48,902
Net income available to common shareholders – reported	2,213	1,807	2,055	6,029	5,946
Items of note, net of income taxes[1]	19	310	60	392	128
Net income available to common shareholders – adjusted	2,232	2,117	2,115	6,421	6,074
Return on common equity – adjusted	15.0%	15.0%	16.8%	15.1%	16.6%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • THIRD QUARTER 2015 • EARNINGS NEWS RELEASE	Page 7

SIGNIFICANT EVENTS IN 2015

Restructuring Charges

The Bank undertook certain measures in the second quarter of 2015, to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. In connection with these measures, the Bank recorded restructuring charges of $337 million ($228 million after tax) related to process redesign and business restructuring, retail branch and real estate optimization, and organizational review. This phase focused mainly on activities in the United States and some functions in Canada. The Bank expects to complete its restructuring measures by the end of the year.

Agreement with Nordstrom, Inc.

On May 26, 2015, the Bank and Nordstrom, Inc. (Nordstrom) announced an agreement under which the Bank will acquire substantially all of Nordstrom's existing U.S. Visa and private label consumer credit card portfolio, which currently totals approximately US$2.2 billion in receivables. In addition, the Bank and Nordstrom entered into a long-term agreement under which the Bank will become the exclusive U.S. issuer of Nordstrom-branded Visa and private label consumer credit cards to Nordstrom customers. Subject to regulatory approvals and other customary conditions, this transaction is expected to close in the second half of calendar 2015.

TD BANK GROUP • THIRD QUARTER 2015 • EARNINGS NEWS RELEASE	Page 8

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Effective December 27, 2013, and January 1, 2014, the results of the acquired Aeroplan credit card portfolio and the results of the related affinity relationship with Aimia Inc. (collectively, “Aeroplan”) are reported in the Canadian Retail segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank indicates that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section of this document, the “Business Focus” section in the 2014 MD&A, and Note 31 to the Bank’s 2014 Consolidated Financial Statements for the year ended October 31, 2014. For information concerning the Bank’s measure of adjusted return on average common equity, which is a non-GAAP financial measure, see the “How We Performed” section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results are reversed in the Corporate segment. The TEB adjustment for the quarter was $91 million, compared with $131 million in the third quarter last year, and $91 million in the prior quarter.

TABLE 7: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Net interest income	$2,480	$2,369	$2,436	$7,284	$7,103
Non-interest income	2,531	2,409	2,498	7,404	7,138
Total revenue	5,011	4,778	4,934	14,688	14,241
Provision for credit losses	237	239	228	666	696
Insurance claims and related expenses	600	564	771	1,863	2,113
Non-interest expenses – reported	2,104	2,075	2,076	6,264	6,214
Non-interest expenses – adjusted	2,104	2,075	2,018	6,264	5,940
Net income – reported	1,557	1,436	1,400	4,442	3,930
Adjustments for items of note, net of income taxes[1]
Integration charges relating to the acquisition of the credit card portfolio
of MBNA Canada	–	–	27	–	71
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts	–	–	16	–	131
Net income – adjusted	$1,557	$1,436	$1,443	$4,442	$4,132

Selected volumes and ratios
Return on common equity – reported[2]	44.6%	42.3%	43.4%	42.9%	42.0%
Return on common equity – adjusted[2]	44.6	42.3	44.7	42.9	44.1
Margin on average earning assets (including securitized assets)	2.88	2.89	2.98	2.88	2.96
Efficiency ratio – reported	42.0	43.4	42.1	42.6	43.6
Efficiency ratio – adjusted	42.0	43.4	40.9	42.6	41.7
Number of Canadian retail branches	1,166	1,165	1,164	1,166	1,164
Average number of full-time equivalent staff	39,180	39,312	39,429	39,365	39,293
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Effective November 1, 2014, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.

Quarterly comparison – Q3 2015 vs. Q3 2014

Canadian Retail net income for the quarter on a reported basis was $1,557 million, an increase of $157 million, or 11%, compared with the third quarter last year. Adjusted net income for the quarter was $1,557 million, an increase of $114 million, or 8%, compared with the third quarter last year. The increase in adjusted earnings was primarily driven by good loan and deposit volume growth, wealth asset growth, and higher insurance earnings, partially offset by higher expenses. The reported and adjusted annualized return on common equity for the quarter was 44.6%, compared with 43.4% and 44.7%, respectively, in the third quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking businesses, including credit cards, auto finance, wealth, and insurance businesses. Revenue was $5,011 million, an increase of $77 million, or 2%, compared with the third quarter last year. Net interest income increased $44 million, or 2%, compared with the third quarter last year, primarily driven by good loan and deposit volume growth, partially offset by lower margins. Non-interest income increased $33 million, or 1%, largely due to wealth asset growth and higher fee-based revenue in personal and commercial banking, partially offset by a change in mix of reinsurance contracts and the change in fair value of investments supporting insurance claims liabilities.

The personal banking business generated good average lending volume growth of $12.8 billion, or 5%. Average real estate secured lending volume increased $9.6 billion, or 4%. Auto lending average volume increased $2.6 billion, or 17%, while all other personal lending average volumes increased $0.6 billion, or 2%. Business loans and acceptances average volume increased $4.8 billion, or 9%. Average personal deposit volumes increased $7.5 billion, or 5%, due to strong growth in core chequing and savings volumes, partially offset by lower term deposit volume. Average business deposit volumes increased $5.8 billion, or 7%. Margin on average earning assets was 2.88%, a 10 basis point (bps) decrease, primarily due to the low rate environment and competitive pricing.

Assets under administration were $314 billion as at July 31, 2015, an increase of $29 billion, or 10%, and assets under management were $249 billion as at July 31, 2015, an increase of $22 billion, or 10%, compared with the third quarter of last year, driven primarily by strong new asset growth and increases in market value.

TD BANK GROUP • THIRD QUARTER 2015 • EARNINGS NEWS RELEASE	Page 9

Provision for credit losses (PCL) for the quarter was $237 million, an increase of $9 million, or 4%, compared with the third quarter last year. Personal banking PCL was $205 million, a decrease of $11 million, or 5%, primarily due to lower provisions in the credit cards, personal lending, and auto portfolios. Business banking PCL increased by $20 million, primarily due to provisions against two commercial clients. Annualized PCL as a percentage of credit volume was 0.27%, or flat to last year. Net impaired loans were $706 million, a decrease of $132 million, or 16%, compared with the third quarter last year. Net impaired loans as a percentage of total loans were 0.20%, compared with 0.25% as at July 31, 2014.

Insurance claims and related expenses for the quarter were $600 million, a decrease of $171 million, or 22%, compared with the third quarter last year, primarily due to a change in mix of reinsurance contracts, lower current year claims costs, more favourable prior years’ claims development, the change in the fair value of investments supporting claims liabilities, and better claims management.

Reported non-interest expenses were $2,104 million, an increase of $28 million, or 1%, compared with the third quarter last year. Adjusted non-interest expenses for the quarter were $2,104 million, an increase of $86 million, or 4%. The increase was driven primarily by higher employee-related costs, including higher revenue-based variable expenses in the wealth business, and business growth, partially offset by productivity savings.

The reported and adjusted efficiency ratio for the quarter was 42.0%, compared with 42.1% and 40.9%, respectively, in the third quarter last year.

Quarterly comparison – Q3 2015 vs. Q2 2015

Canadian Retail net income for the quarter increased $121 million, or 8%, compared with the prior quarter. The increase in earnings was primarily due to three extra calendar days in the third quarter and volume growth. The reported and adjusted annualized return on common equity for the quarter was 44.6%, compared with 42.3% in the prior quarter.

Revenue increased $233 million compared with the prior quarter. Net interest income increased $111 million, or 5%, compared with the prior quarter, primarily due to three extra calendar days in the third quarter, volume growth and seasonal factors, partially offset by the prior quarter credit mark release in the acquired credit card portfolios. Non-interest income increased $122 million, or 5%, due to three extra calendar days in the third quarter, higher fee-based revenue, wealth asset growth, and insurance revenue growth. Margin on average earning assets was 2.88%, or a 1 bps decrease, primarily due to the impact of a credit mark release in the acquired credit card portfolios in the prior quarter and the low rate environment, partially offset by seasonal factors.

The personal banking business average volume growth increased $4.5 billion, or 2%, compared with the prior quarter. Average real estate secured lending volume increased $2.9 billion, or 1%. Auto lending average volume increased $0.7 billion, or 4%. All other personal lending average volumes increased $0.9 billion, or 3%, compared with the prior quarter. Business loans and acceptances average volumes increased $1.4 billion, or 3%. Average personal deposit volumes increased $2.1 billion, or 1%, while average business deposit volumes increased $2.6 billion, or 3%.

Assets under administration were $314 billion as at July 31, 2015, an increase of $2 billion, or 1%, and assets under management were $249 billion as at July 31, 2015, an increase of $5 billion, or 2%, compared with the prior quarter, driven by strong new asset growth, partially offset by decreases in market value.

PCL for the quarter decreased $2 million, or 1%, compared with the prior quarter. Personal banking PCL for the quarter decreased $27 million, or 12%, primarily due to lower provisions in the credit cards, personal lending, and auto portfolios. Business banking PCL increased $25 million primarily due to provisions against two commercial clients. Annualized PCL as a percentage of credit volume was 0.27%, a decrease of 2 bps compared with the prior quarter. Net impaired loans decreased $91 million, or 11%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.20%, compared with 0.23% as at April 30, 2015.

Insurance claims and related expenses increased $36 million, or 6%, compared with the prior quarter, primarily due to seasonality of claims experience, the change in fair value of investments supporting claims liabilities, and a change in mix of reinsurance contracts, partially offset by more favourable prior years' claims development.

Reported non-interest expenses increased $29 million, primarily due to three extra calendar days in the quarter and business growth, partially offset by lower employee-related costs.

The reported and adjusted efficiency ratio for the quarter was 42.0%, compared with 43.4%, in the prior quarter.

Year-to-date comparison – Q3 2015 vs. Q3 2014

Canadian Retail reported net income for the nine months ended July 31, 2015, was $4,442 million, an increase of $512 million, or 13%, compared with the same period last year. Adjusted net income was $4,442 million, an increase of $310 million, or 8%, compared with the same period last year. The increase in adjusted earnings was primarily due to loan and deposit volume growth, wealth asset growth, higher insurance earnings, and the full three quarter impact of Aeroplan, partially offset by higher expenses. The reported and adjusted annualized return on common equity was 42.9%, compared with 42.0% and 44.1%, respectively, in the same period last year.

Revenue was $14,688 million, an increase of $447 million, or 3%, compared with the same period last year. Net interest income increased $181 million, or 3%, driven primarily by good loan and deposit volume growth and the full three quarter impact of Aeroplan, partially offset by lower margins. Non-interest income increased $266 million, or 4%, largely driven by wealth asset growth, higher personal and business banking fee-based revenue, insurance revenue growth, and the full three quarter impact of Aeroplan, partially offset by a change in mix of reinsurance contracts. Margin on average earning assets was 2.88%, an 8 bps decrease, primarily due to the low rate environment and competitive pricing.

The personal banking business generated solid average lending volume growth of $12.5 billion, or 5%. Compared with the same period last year, average real estate secured lending volume increased $9.0 billion, or 4%. Auto lending average volume increased $2.4 billion, or 16%, while all other personal lending average volumes increased $1.1 billion, or 3%. Business loans and acceptances average volume increased $4.5 billion, or 9%. Average personal deposit volumes increased $6.3 billion, or 4%, due to strong growth in core chequing and savings volumes, partially offset by lower term deposit volumes. Average business deposit volumes increased $5.5 billion, or 7%.

Assets under administration were $314 billion as at July 31, 2015, an increase of $29 billion, or 10%, and assets under management were $249 billion as at July 31, 2015, an increase of $22 billion, or 10%, compared with the same period last year, primarily driven by strong new asset growth and increases in market value.

PCL was $666 million, a decrease of $30 million, or 4%, compared with the same period last year. Personal banking PCL was $627 million, a decrease of $16 million, or 2%, due primarily to a sale of charged-off accounts and better credit performance, partially offset by the full three quarter impact of Aeroplan. Business banking PCL was $39 million, a decrease of $14 million, compared with the same period last year, primarily due to higher recoveries. Annualized PCL as a percentage of credit volume was 0.26%, a decrease of 3 bps, compared with the same period last year.

Insurance claims and related expenses were $1,863 million, a decrease of $250 million, or 12%, compared with the same period last year, due to a change in mix of reinsurance contracts, less severe weather conditions, and better claims management, partially offset by business growth and the change in fair value of investments supporting claims liabilities.

Reported non-interest expenses were $6,264 million, an increase of $50 million, or 1%, compared with the same period last year. Adjusted non-interest expenses were $6,264 million, an increase of $324 million, or 5%, compared with the same period last year. The increase was driven primarily by higher employee-related costs, including higher revenue-based variable expenses in the wealth business, business growth, and initiative spend, partially offset by productivity savings.

TD BANK GROUP • THIRD QUARTER 2015 • EARNINGS NEWS RELEASE	Page 10

The reported and adjusted efficiency ratio for the quarter was 42.6%, compared with 43.6% and 41.7% respectively, in the same period last year.

Business Outlook

During the third quarter, TD Canada Trust was recognized as an industry leader in customer service. We will continue to focus on maintaining our leadership position in providing legendary customer service and convenience across all channels. Our commitment to invest across our businesses to enhance our customer value proposition positions us well for growth over the long term. We expect current levels of loan growth to largely hold, while margins are expected to remain under pressure in the fourth quarter as a result of balance sheet mix, seasonal factors, and competitive pricing. Credit loss rates are expected to remain stable. We will continue to generate new wealth asset growth; however benefits from market appreciation continue to be subject to capital markets performance. Insurance results will continue to depend upon, among other things, the frequency and severity of weather-related events, as well as the impact of regulatory reforms and legislative changes. We will continue to focus on productivity, to enhance the customer and employee experience, simplify processes, and manage expenses.

TD BANK GROUP • THIRD QUARTER 2015 • EARNINGS NEWS RELEASE	Page 11

TABLE 8: U.S. RETAIL
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars				U.S. dollars
	July 31	April 30	July 31	July 31	April 30	July 31
	2015	2015	2014	2015	2015	2014
Net interest income	$1,734	$1,730	$1,500	$1,392	$1,385	$1,387
Non-interest income	647	585	545	519	468	504
Total revenue	2,381	2,315	2,045	1,911	1,853	1,891
Provision for credit losses – loans[1]	199	142	125	160	113	116
Provision for (recovery of) credit losses – debt
securities classified as loans	1	(11)	2	1	(9)	2
Provision for credit losses	200	131	127	161	104	118
Non-interest expenses – reported	1,470	1,579	1,320	1,179	1,265	1,220
Non-interest expenses – adjusted	1,509	1,527	1,320	1,209	1,223	1,220
U.S. Retail Bank net income – reported[2]	582	509	485	469	407	449
Adjustments for items of note[3]
Litigation and litigation-related charge/reserve	(24)	32	–	(19)	26	–
U.S. Retail Bank net income – adjusted[2]	558	541	485	450	433	449
Equity in net income of an investment in associate,
net of income taxes	92	85	76	74	69	69
Net income – adjusted	650	626	561	524	502	518
Net income – reported	$674	$594	$561	$543	$476	$518

Selected volumes and ratios
Return on common equity – reported[4]	8.6%	7.9%	9.0%	8.6%	7.9%	9.0%
Return on common equity – adjusted[4]	8.3	8.3	9.0	8.3	8.3	9.0
Margin on average earning assets (TEB)[5]	3.50	3.62	3.76	3.50	3.62	3.76
Efficiency ratio – reported	61.7	68.2	64.5	61.7	68.2	64.5
Efficiency ratio – adjusted	63.4	66.0	64.5	63.4	66.0	64.5
Number of U.S. retail stores	1,305	1,302	1,306	1,305	1,302	1,306
Average number of full-time equivalent staff	25,546	25,775	26,056	25,546	25,775	26,056

	For the nine months ended
	Canadian dollars			U.S. dollars
	July 31	July 31	July 31	July 31
	2015	2014	2015	2014
Net interest income	$5,106	$4,485	$4,185	$4,133
Non-interest income	1,814	1,713	1,486	1,579
Total revenue	6,920	6,198	5,671	5,712
Provision for credit losses – loans[1]	517	531	426	490
Provision for (recovery of) credit losses – debt
securities classified as loans	(9)	6	(7)	6
Provision for credit losses	508	537	419	496
Non-interest expenses – reported	4,440	3,971	3,637	3,658
Non-interest expenses – adjusted	4,427	3,971	3,625	3,658
U.S. Retail Bank net income – reported[2]	1,626	1,379	1,333	1,272
Adjustments for items of note[3]
Litigation and litigation-related charge/reserve	8	–	7	–
U.S. Retail Bank net income – adjusted[2]	1,634	1,379	1,340	1,272
Equity in net income of an investment in associate,
net of income taxes	267	222	222	204
Net income – adjusted	1,901	1,601	1,562	1,476
Net income – reported	$1,893	$1,601	$1,555	$1,476

Selected volumes and ratios
Return on common equity – reported[4]	8.3%	8.7%	8.3%	8.7%
Return on common equity – adjusted[4]	8.4	8.7	8.4	8.7
Margin on average earning assets (TEB)[5]	3.61	3.78	3.61	3.78
Efficiency ratio – reported	64.2	64.1	64.2	64.1
Efficiency ratio – adjusted	64.0	64.1	64.0	64.1
Number of U.S. retail stores	1,305	1,306	1,305	1,306
Average number of full-time equivalent staff	25,781	26,044	25,781	26,044
1	Includes provisions for credit losses on ACI loans including all Federal Deposit Insurance Corporation (FDIC) covered loans.
2	Results exclude the impact related to the equity in net income of the investment in TD Ameritrade.
3	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
4	Effective November 1, 2014, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.
5	The margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA). On a prospective basis, beginning in the second quarter of 2015, the margin on average earning assets (a) excludes the impact of cash collateral deposited by affiliates with the U.S. banks, which have been eliminated at the U.S. Retail segment level and (b) the allocation of investments to the IDA has been changed to reflect the Basel III liquidity rules.

Revenue from and PCL on Target Corporation (Target) credit card accounts are presented on a gross basis in the U.S. Retail Bank's results, with Target’s share of net earnings included in non-interest expenses. In the third quarter of 2015, the contribution to net income from Target was lower than the prior quarter and relatively flat compared to the same period last year.

TD BANK GROUP • THIRD QUARTER 2015 • EARNINGS NEWS RELEASE	Page 12

Quarterly comparison – Q3 2015 vs. Q3 2014

U.S. Retail net income for the quarter on a reported basis was $674 million (US$543 million). U.S. Retail adjusted net income for the quarter was $650 million (US$524 million), which included net income of $558 million (US$450 million) from the U.S. Retail Bank and $92 million (US$74 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings benefited from the strengthening of the U.S. dollar with adjusted earnings increasing 16% to $650 million. The reported annualized return on common equity for the quarter was 8.6%, compared to 9.0% for the third quarter last year. The adjusted annualized return on common equity for the quarter was 8.3%, compared to 9.0% for the third quarter last year.

U.S. Retail Bank net income for the quarter on a reported basis increased US$20 million, or 4%, compared with the third quarter last year. U.S. Retail Bank adjusted net income increased US$1 million compared to the third quarter last year due to strong organic volume growth, largely offset by lower margins and higher PCL. The contribution from TD Ameritrade of US$74 million was up 7% compared with the third quarter last year, primarily due to an increase in asset growth and transaction revenue, partially offset by higher operating expenses.

U.S. Retail Bank revenue is derived from personal banking, business banking, investments, auto lending, credit cards, and wealth management. Revenue for the quarter was US$1,911 million, an increase of US$20 million, or 1%, compared with the third quarter last year, primarily due to strong loan and deposit growth and broad-based fee growth, partially offset by lower loan margins. Other non-interest income increased primarily due to customer account growth and higher transaction volume. Margin on average earning assets was 3.50%, a 26 bps decrease compared with the third quarter last year, due to lower loan margins, lower accretion on acquired portfolios, and change in balance sheet mix. Average loan volumes increased US$12 billion, or 11%, compared with the third quarter last year due to 17% growth in business loans and 4% growth in personal loans. Average deposit volumes increased US$11 billion, or 6%, compared with the third quarter last year, driven by 7% growth in personal deposit volume, 5% growth in business deposit volume, and 4% growth in TD Ameritrade deposit volume.

PCL for the quarter was US$161 million, an increase of US$43 million, or 36%, compared with the third quarter last year, primarily due to higher provisions for commercial loans. Personal banking PCL was US$115 million, a decrease of US$11 million, or 9%, compared with the third quarter last year, primarily due to lower provisions for home equity loans, partially offset by volume growth. Business banking PCL was US$45 million, an increase of US$55 million compared to the third quarter last year primarily due to an increase in allowance build. Net impaired loans, excluding acquired credit-impaired (ACI) loans and debt securities classified as loans, were US$1.4 billion, an increase of US$181 million, or 15%, compared with the third quarter last year driven primarily by increases in performing home equity loans, as certain borrowers who are current on their interest-only payment but are shifting to interest and principal payments have been reported as impaired. Net impaired loans as a percentage of total loans were 1.1% as at July 31, 2015, flat compared with the third quarter last year. Net impaired debt securities classified as loans were US$812 million, a decrease of US$109 million, or 12%, compared with the third quarter last year.

Reported non-interest expenses for the quarter were US$1,179 million, a decrease of US$41 million, or 3%, compared with the third quarter last year, primarily due to a recovery of litigation costs. Adjusted non-interest expenses for the quarter were US$1,209 million, a decrease of US$11 million, or 1%, compared with the third quarter last year, primarily due to ongoing productivity savings, partially offset by higher expenses to support growth and higher regulatory costs.

The reported efficiency ratio for the quarter was 61.7%, compared with 64.5% in the third quarter last year, while the adjusted efficiency ratio was 63.4%, compared with 64.5% in the third quarter last year.

Quarterly comparison – Q3 2015 vs. Q2 2015

U.S. Retail Bank net income for the quarter on a reported basis increased US$62 million, or 15%, compared with the prior quarter. U.S. Retail Bank adjusted net income increased US$17 million, or 4%, primarily due to three additional days in the current quarter, higher fee income, and disciplined expense management, partially offset by higher PCL. The contribution from TD Ameritrade increased US$5 million, or 7%, compared with the prior quarter primarily due to an increase in asset growth, partially offset by lower transaction revenue and a favourable settlement of uncertain tax positions in the prior quarter. The reported annualized return on common equity for the quarter was 8.6%, compared to 7.9% in the prior quarter. The adjusted annualized return on common equity for the quarter was 8.3%, flat compared to the prior quarter.

Revenue for the quarter increased US$58 million, or 3%, primarily due to good fee growth, strong loan and deposit growth, and three additional days in the current quarter, partially offset by lower loan and deposit margins. Margin on average earning assets was 3.50%, a 12 bps decrease driven by lower loan margins, a decline in U.S. Partner Card programs, and change in balance sheet mix. Average loan volumes increased US$3 billion, or 3%, compared with the prior quarter due to 4% growth in business loans and 1% growth in personal loans. Average deposit volumes increased US$2 billion, or 1%, compared with the prior quarter driven by 1% growth in personal deposit volume and 1% growth in TD Ameritrade deposit volume, while business deposits remained relatively flat.

PCL for the quarter increased US$57 million, or 55%, compared with the prior quarter, primarily due to increased provisions on business banking and credit card loans. Personal banking PCL was US$115 million, an increase of US$15 million, or 15%, from the prior quarter primarily due to higher provisions for credit card loans, partially offset by lower provisions for residential mortgage loans. Business banking PCL was US$45 million, an increase of US$32 million, compared with the prior quarter, primarily due to an increase in allowance build. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, which was 1.1% of total loans as at July 31, 2015, flat compared with prior quarter. Net impaired debt securities classified as loans decreased US$38 million, or 4%, compared with the prior quarter.

Reported non-interest expenses for the quarter decreased US$86 million, or 7%, compared with the prior quarter. Adjusted non-interest expenses for the quarter decreased US$14 million, or 1%, compared with the prior quarter, primarily due to ongoing productivity savings, partially offset by three additional days in the current quarter.

The reported efficiency ratio for the quarter was 61.7%, compared with 68.2% in the prior quarter, while the adjusted efficiency ratio was 63.4%, compared with 66.0% in the prior quarter.

Year-to-date comparison – Q3 2015 vs. Q3 2014

U.S. Retail net income for the nine months ended July 31, 2015, on a reported basis was $1,893 million (US$1,555 million). U.S. Retail adjusted net income for the nine months ended July 31, 2015, was $1,901 million (US$1,562 million), which included net income of $1,634 million (US$1,340 million) from the U.S. Retail Bank and $267 million (US$222 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings benefited from a strengthening of the U.S. dollar. The reported and adjusted annualized return on common equity for the nine months ended July 31, 2015, was 8.3% and 8.4%, respectively, compared with 8.7% for the same period last year.

U.S. Retail Bank net income on a reported basis increased US$61 million, or 5%, compared with the same period last year. U.S. Retail Bank adjusted net income increased US$68 million, or 5%, compared with the same period last year, primarily due to lower PCL, good expense management, and strong organic volume growth, partially offset by lower margins and lower gains on sales of securities. The contribution from TD Ameritrade of US$222 million increased US$18 million, or 9%, compared with the same period last year, primarily due to increased asset growth, higher transaction revenue, and the favourable settlement of uncertain tax positions, partially offset by higher operating expenses.

Revenue was US$5,671 million, a decrease of US$41 million, or 1%, compared with the same period last year, primarily due to lower loan and deposit margins, lower revenue from Target, and lower gains on sales of securities, partially offset by strong loan and deposit growth. Margin on average earning assets was 3.61%, a 17 bps decrease compared with the same period last year, primarily due to lower loan margins. Average loan volumes increased US$11 billion, or 10%, compared with the same period last year, with a 16% increase in business loans and a 4% increase in personal loans. Average deposit volumes increased US$10 billion, or 5%, compared with the same period last year driven by 5% growth in business deposits, 7% growth in personal deposits, and 3% growth in TD Ameritrade deposits.

TD BANK GROUP • THIRD QUARTER 2015 • EARNINGS NEWS RELEASE	Page 13

PCL was US$419 million, a decrease of US$77 million, or 16%, compared with the same period last year. Personal banking PCL was US$368 million, a decrease of US$145 million, or 28%, compared with the same period last year, primarily due to lower provisions for credit card loans and auto loans. Business banking PCL was US$58 million compared to a recovery of US$25 million in the same period last year, primarily due to an increase in allowance build and volume growth. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.47%, a decrease of 32 bps compared to the same period last year.

Reported non-interest expenses were US$3,637 million, a decrease of US$21 million, or 1%, compared with the same period last year. Adjusted non-interest expenses were US$3,625 million, a decrease of US$33 million, or 1%, compared with the same period last year, primarily due to ongoing productivity savings and a benefit resulting from elective early lump sum pension payouts, partially offset by higher expenses to support growth and an increase in regulatory costs.

The reported efficiency ratio was 64.2%, compared with 64.1% for the same period last year, and the adjusted efficiency ratio was 64.0%, compared with 64.1% for the same period last year.

Business Outlook

The U.S. Retail business remains focused on delivering legendary customer service and convenience and deepening relationships across all distribution channels. We do not anticipate any significant changes in the operating environment for the remainder of the year. Although competition for loans and deposits will remain intense, we expect to post strong volume loan and deposit growth. In the absence of rate increases, we expect margins to remain under pressure. Similar to this quarter, we expect an increase in year-over-year credit losses driven by volume growth, increases in allowance build, and recoveries in the prior year. The year-to-date expenses have been very well managed and we expect our full year expenses will be in line with the prior year. We remain committed to making the necessary investments to support future growth and regulatory compliance, while maintaining our focus on productivity initiatives.

TD BANK GROUP • THIRD QUARTER 2015 • EARNINGS NEWS RELEASE	Page 14

TABLE 9: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Net interest income (TEB)	$564	$584	$589	$1,745	$1,673
Non-interest income	201	200	91	515	403
Total revenue	765	784	680	2,260	2,076
Provision for credit losses	2	–	5	4	12
Non-interest expenses	431	447	392	1,311	1,208
Net income	$239	$246	$216	$677	$653

Selected volumes and ratios
Trading-related revenue	$425	$424	$325	$1,229	$1,098
Return on common equity[1]	17.2%	17.7%	18.4%	15.9%	19.0%
Efficiency ratio	56.3	57.0	57.6	58.0	58.2
Average number of full-time equivalent staff	3,736	3,771	3,726	3,751	3,630
1	Effective November 1, 2014, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.

Quarterly comparison – Q3 2015 vs. Q3 2014

Wholesale Banking net income for the quarter was $239 million, an increase of $23 million, or 11%, compared with the third quarter last year due to higher revenue, partially offset by higher non-interest expenses and a higher effective tax rate. The annualized return on common equity for the quarter was 17.2%, compared with 18.4% in the third quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $765 million, an increase of $85 million, or 13%, compared with the third quarter last year. Revenue increased primarily due to higher fixed income and equity trading revenue, increased mergers and acquisitions (M&A) fees, and higher corporate lending revenue on strong loan volume growth both in Canada and the U.S. The increase in revenue was partially offset by lower equity underwriting fees as the third quarter last year benefitted from strong client activity.

PCL for the quarter decreased $3 million compared with the third quarter last year and consisted primarily of the accrual cost of credit protection.

Non-interest expenses for the quarter were $431 million, an increase of $39 million, or 10%, compared with the third quarter last year. The increase was primarily due to higher initiative spend, the impact of foreign exchange translation, and higher variable compensation commensurate with increased revenue.

Quarterly comparison – Q3 2015 vs. Q2 2015

Wholesale Banking net income for the quarter decreased $7 million, or 3%, compared with the prior quarter due to lower revenue, partially offset by lower non-interest expenses. The annualized return on common equity for the quarter was 17.2%, compared with 17.7% in the prior quarter.

Revenue for the quarter decreased $19 million, or 2%, compared with the prior quarter. Revenue decreased primarily due to lower underwriting fees as the prior quarter benefited from stronger client activity in debt and equity capital markets. The decrease in revenue was partially offset by higher M&A fees, higher corporate lending revenue on strong loan volume growth, and security gains in the investment portfolio.

PCL for the quarter increased $2 million compared with the prior quarter and consisted primarily of the accrual cost of credit protection.

Non-interest expenses for the quarter decreased $16 million, or 4%, primarily due to lower variable compensation.

Year-to-date comparison – Q3 2015 vs. Q3 2014

Wholesale Banking net income for the nine months ended July 31, 2015, was $677 million, an increase of $24 million, or 4%, compared with the same period last year due to higher revenue, partially offset by higher non-interest expenses and a higher effective tax rate. The annualized return on common equity was 15.9%, compared with 19.0% in the same period last year.

Revenue was $2,260 million, an increase of $184 million, or 9%, compared with the same period last year. The increase in revenue was primarily due to higher foreign exchange and equity trading on improved client activity, and stronger corporate lending and underwriting volumes from our continued focus on origination in Canada and the U.S. The increase in revenue was partially offset by lower fixed income trading revenue and lower M&A fees.

PCL was $4 million, a decrease of $8 million compared with the same period last year, and consisted primarily of the accrual cost of credit protection.

Non-interest expenses were $1,311 million, an increase of $103 million, or 9%, compared with the same period last year. The increase was primarily due to higher variable compensation commensurate with increased revenue, the impact of foreign exchange translation, and higher initiative spend.

Business Outlook

Overall, the global economy is showing modest growth and we continue to see gradual improvements in capital markets even with recent uncertainty in European markets. However, we remain cautious as a combination of evolving capital and regulatory changes, uncertainty over the outlook for interest rates, volatile energy markets, and the weaker Canadian dollar will continue to impact our business. While these factors will likely affect corporate and investor sentiment in the near term, we believe our diversified, integrated business model will continue to deliver solid results and grow our franchise. We remain focused on growing and deepening client relationships, being a valued counterparty, and managing our risks and productivity for the remainder of the year.

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TABLE 10: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2015	2015	2014	2015	2014
Net income (loss) – reported	$(204)	$(417)	$(70)	$(827)	$(47)
Adjustments for items of note[1]
Amortization of intangibles	62	65	60	190	184
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(19)	(15)	(24)	(34)	(43)
Restructuring charges	–	228	–	228	–
Impact of Alberta flood on the loan portfolio	–	–	(19)	–	(19)
Gain on sale of TD Waterhouse Institutional Services	–	–	–	–	(196)
Total adjustments for items of note	43	278	17	384	(74)
Net income (loss) – adjusted	$(161)	$(139)	$(53)	$(443)	$(121)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(193)	$(177)	$(170)	$(542)	$(494)
Other	4	10	90	16	293
Non-controlling interests	28	28	27	83	80
Net income (loss) – adjusted	$(161)	$(139)	$(53)	$(443)	$(121)
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q3 2015 vs. Q3 2014

Corporate segment’s reported net loss for the quarter was $204 million, compared with a reported net loss of $70 million in the third quarter last year. Adjusted net loss was $161 million, compared with an adjusted net loss of $53 million in the third quarter last year. Adjusted net loss increased largely due to lower contribution from Other items, primarily driven by positive tax items recognized in the third quarter last year. Net corporate expenses increased as a result of ongoing investment in enterprise and regulatory projects.

Quarterly comparison – Q3 2015 vs. Q2 2015

Corporate segment’s reported net loss for the quarter was $204 million, compared with a reported net loss of $417 million in the prior quarter. Adjusted net loss was $161 million, compared with an adjusted net loss of $139 million in the prior quarter. The increase in adjusted net loss was primarily due to higher net corporate expenses.

Year-to-date comparison – Q3 2015 vs. Q3 2014

Corporate segment’s reported net loss for the nine months ended July 31, 2015, was $827 million, compared with a reported net loss of $47 million in the same period last year. Current period reported net loss includes restructuring charges of $337 million ($228 million after tax). Adjusted net loss for the nine months ended July 31, 2015, was $443 million, compared with an adjusted net loss of $121 million in the same period last year. The increase in adjusted net loss was due to lower contribution from Other items and higher net corporate expenses. The unfavourable impact of Other items was due to the gains on sales of TD Ameritrade shares last year ($85 million after tax), lower revenue from treasury and balance sheet management activities, prior year releases for incurred but not identified credit losses related to the Canadian loan portfolio, and positive tax items recognized last year. Net corporate expenses increased as a result of ongoing investment in enterprise and regulatory projects.

TD BANK GROUP • THIRD QUARTER 2015 • EARNINGS NEWS RELEASE	Page 16

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170

or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Access to Quarterly Results Materials

Interested investors, the media and others may view this third quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: http://www.td.com

Email: customer.service@td.com

TD BANK GROUP • THIRD QUARTER 2015 • EARNINGS NEWS RELEASE	Page 17

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on August 27, 2015. The call will be audio webcast live through TD's website at 3 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the third quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2015.jsp on August 27, 2015, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-204-9269 or 1-800-499-4035 (toll free).

The audio webcast and presentations will be archived at www.td.com/investor/qr_2015.jsp. Replay of the teleconference will be available from 6 p.m. ET on August 27, 2015, until 6 p.m. ET on September 30, 2015, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 9859717.

Annual Meeting

Thursday, March 31, 2016

Fairmont The Queen Elizabeth

Montréal, Québec

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the seventh largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 10 million active online and mobile customers. TD had CDN$1.1 trillion in assets on July 31, 2015. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Rudy Sankovic, Head of Investor Relations, 416-308-7857

Ali Duncan Martin, Manager, Media Relations, 416-983-4412

TD BANK GROUP • THIRD QUARTER 2015 • EARNINGS NEWS RELEASE	Page 18